Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-277640

Relating to the

Preliminary Prospectus Supplements

Dated April 13, 2026

(To Prospectus Dated March 4, 2024)

PRICING TERM SHEET

April 14, 2026

Revolution Medicines, Inc.

Offering of

10,563,381 Shares of Common Stock

and

$500,000,000 Aggregate Principal Amount of

0.50% Convertible Senior Notes due 2033

The information in this pricing term sheet supplements Revolution Medicines, Inc.’s preliminary prospectus supplement, dated April 13, 2026 (the “Common Stock Preliminary Prospectus Supplement”), relating to an offering of common stock (the “Common Stock Offering”), and Revolution Medicines, Inc.’s preliminary prospectus supplement, dated April 13, 2026 (the “Convertible Note Preliminary Prospectus Supplement,” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), relating to an offering of convertible senior notes due 2033 (the “Convertible Note Offering”), and supersedes the information in the applicable Preliminary Prospectus Supplement to the extent inconsistent with the information in that Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the applicable Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Revolution Medicines, Inc. and not to its subsidiaries. Revolution Medicines, Inc. has increased the size of the Common Stock Offering from $750.0 million to approximately $1.5 billion (or approximately $1.725 billion if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock). In addition, Revolution Medicines, Inc. has increased the size of the Convertible Note Offering from $250.0 million to $500.0 million. The final prospectus supplements relating to the Common Stock Offering and the Convertible Note Offering will reflect conforming changes relating to such increase in the size of the Common Stock Offering and the Convertible Note Offering, respectively.

Common Stock Offering

Issuer	Revolution Medicines, Inc.

Securities Offered	10,563,381 (or, if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares, 12,147,887) shares of common stock, $0.0001 par value per share, of Revolution Medicines, Inc. (the “Common Stock”).

Ticker / Exchange for Common Stock	RVMD / Nasdaq Global Select (“NASDAQ”).

Last Reported Sale Price per Share of Common Stock on NASDAQ on April 14, 2026	$147.01.

Public Offering Price per Share of Common Stock	$142.00.

Underwriting Discount	$6.0350 per share of Common Stock, and $63,750,004.34 in the aggregate (or $73,312,498.05 in the aggregate, if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock).

Trade Date	April 15, 2026.

Settlement Date	April 16, 2026.

Use of Proceeds	We estimate that the net proceeds to us from the Common Stock Offering will be approximately $1,435.0 million (or approximately $1,650.4 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional Common Stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Common Stock Offering and the Convertible Note Offering, for general corporate purposes, including research and development expenses, expenses relating to the potential commercialization of one or more of our product candidates, general and administrative expenses and capital expenditures. We may also use a portion of the net proceeds to in-license, invest in or acquire businesses, technologies, products or assets that we believe are complementary to our own, although we have no current plans, commitments or agreements with respect to any such transactions. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement.

Book-Running Managers	J.P. Morgan Securities LLC
TD Securities (USA) LLC
Guggenheim Securities, LLC

Lead Manager	LifeSci Capital LLC

CUSIP / ISIN Numbers for the Common Stock	76155X100 / US76155X1000.

Convertible Note Offering

Issuer	Revolution Medicines, Inc.

Ticker / Exchange for Common Stock	RVMD / NASDAQ.

Trade Date	April 15, 2026.

Settlement Date	April 17, 2026, which is the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day before the Settlement Date must, because the Notes initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Notes	0.50% convertible senior notes due 2033 (the “Notes”).

Principal Amount	$500,000,000.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	2.50% of the principal amount of the Notes, and $12,500,000.00 in the aggregate, in each case plus accrued interest, if any, from the Settlement Date.

Maturity	May 1, 2033, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	0.50% per annum.

Interest Payment Dates	May 1 and November 1 of each year, beginning on November 1, 2026.

Record Dates	April 15 and October 15.

Last Reported Sale Price per Share of Common Stock on NASDAQ on April 14, 2026	$147.01.

Conversion Premium	Approximately 40.0% above the Public Offering Price per Share of Common Stock in the Common Stock Offering.

Initial Conversion Price	Approximately $198.80 per share of our Common Stock.

Initial Conversion Rate	5.0302 shares of our Common Stock per $1,000 principal amount of Notes.

Optional Redemption	The Notes will be redeemable, in whole or in part (subject to certain limitations described below), at our option at any time, and from time to time, on or after May 6, 2030 and on or before the 31st scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. However, we may not redeem less than all of the outstanding Notes unless at least $100.0 million aggregate principal amount of Notes are outstanding and not called for redemption as of the time we send the related redemption notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” in the Convertible Note Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from the Convertible Note Offering will be approximately $486.8 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the combined net proceeds from the Convertible Note Offering and the Common Stock Offering for general corporate purposes, including research and development expenses, expenses relating to the potential commercialization of one or more of our product candidates, general and administrative expenses and capital expenditures. We may also use a portion of the net proceeds to in-license, invest in or acquire businesses, technologies, products or assets that we believe are complementary to our own, although we have no current plans, commitments or agreements with respect to any such transactions. See “Use of Proceeds” in the Convertible Note Preliminary Prospectus Supplement.

Book-Running Managers	J.P. Morgan Securities LLC
TD Securities (USA) LLC
Guggenheim Securities, LLC

Lead Manager	LifeSci Capital LLC

CUSIP / ISIN Numbers for the Notes	76155XAA8 / US76155XAA81.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the conversion date for the conversion of such Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$142.00	$165.00	$198.80	$225.00	$258.44	$300.00	$400.00	$500.00	$600.00	$700.00	$850.00	$1,000.00	$1,250.00
April 17, 2026	2.0120	1.5714	1.1392	0.9106	0.7008	0.5207	0.2773	0.1582	0.0931	0.0550	0.0237	0.0086	0.0000
May 1, 2027	2.0120	1.5714	1.1392	0.9106	0.6974	0.5120	0.2655	0.1476	0.0845	0.0484	0.0198	0.0065	0.0000
May 1, 2028	2.0120	1.5714	1.1392	0.9028	0.6783	0.4898	0.2442	0.1306	0.0717	0.0391	0.0142	0.0037	0.0000
May 1, 2029	2.0120	1.5714	1.1262	0.8688	0.6397	0.4507	0.2121	0.1068	0.0548	0.0274	0.0081	0.0011	0.0000
May 1, 2030	2.0120	1.5714	1.0711	0.8059	0.5749	0.3897	0.1672	0.0764	0.0349	0.0148	0.0025	0.0000	0.0000
May 1, 2031	2.0120	1.5233	0.9648	0.6943	0.4680	0.2959	0.1077	0.0411	0.0146	0.0039	0.0000	0.0000	0.0000
May 1, 2032	2.0120	1.3586	0.7534	0.4863	0.2862	0.1544	0.0392	0.0094	0.0012	0.0000	0.0000	0.0000	0.0000
May 1, 2033	2.0120	1.0304	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $1,250.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $142.00 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 7.0422 shares of our Common Stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Note Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplements with the SEC for the offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and these offerings. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the applicable offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

The information in this pricing term sheet is not a complete description of the Common Stock, the Common Stock Offering, the Notes or the Convertible Note Offering. You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Common Stock or the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.